INVECH HOLDINGS, INC.

7339 E. Williams Drive

Unit 26496

Scottsdale, AZ 85255

March 4, 2024

Ms. Jenna Hough

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Invech Holdings, Inc.
Registration Statement on Form S-1
Filed January 30, 2024
File No. 333-276779

Dear Ms. Hough:

Set forth below are the responses of Invech Holdings, Inc., a Nevada corporation (“IVHI” “we,” “us,” “our” or the “Company”), to the comments received from you, the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “SEC”) by emailed letter, dated February 26, 2024, with respect to (i) our Form S-1 filed on January 30, 2024. The responses provided below are numbered to correspond to your comments, which have been reproduced and emboldened herein for ease of reference.

Registration Statement on Form S-1

Cover Page

1.        We note your common stock is currently quoted on the OTC Pink marketplace. Please note that an at-the-market resale offering under Rule 415 is not available for registrants quoted on the OTC Pink marketplace. To sell shares at market prices, we require an existing trading market for those shares, and we do not consider the OTC Pink marketplace to be such a market for the purposes of satisfying Item 501(b)(3) of Regulation S-K. Accordingly, please revise to clarify that the selling stockholders will sell at a fixed price until your shares are listed or quoted on an existing public trading market, such as the OTCQB, OTCQX or OTCBB, and thereafter at prevailing market prices or privately negotiated prices. Please also disclose the fixed price.

Response:

The following language was inserted in the Cover Page.

The selling stockholders will sell at a fixed price until our shares are listed or quoted on an existing public trading market, such as the OTCQB, OTCQX or OTCBB, and thereafter at prevailing market prices or privately negotiated prices. The fixed selling price is $.001

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2.        We note your common stock is currently quoted on the OTC Pink marketplace. Please revise to disclose the trading symbol for your common stock on such market. Refer to Item 501(b)(4) of Regulation S-K.

Response:

The following language was inserted in the Cover Page:

Our Company is currently listed as Pink Current Information on the OTC Markets platform, stock symbol IVHI.

3.        Please provide a cross reference, including page number, to the risk factors section on the prospectus cover page. Refer to Item 501(b)(5) of Regulation S-K.

Response:

The following language was inserted in the Cover Page:

We and our business are subject to material risks, which could cause actual results, performance and achievements to differ materially from those anticipated, and the risk factors set forth in the section entitled “Risk Factors” beginning on page 5 of this prospectus.

Caution Regarding Forward-Looking Statements, page iii

4.        Since the Private Securities Litigation Reform Act of 1995 does not apply to initial public offerings, please remove the reference to it.

Response:

We have removed the language from this section.

Organization, page 1

5.        Please relocate this section towards the end of the Prospectus Summary near the "Corporate Information" section.

Response:

We have relocated the “Organization” section to the end of the Prospectus Summary under “Our Common Stock”.

Prospectus Summary, page 1

6.       Please revise to discuss your auditor’s going concern opinion. Disclose your monthly “burn rate” and the month you will run out of funds without additional capital. Also, revise to state that you must raise additional capital in order to continue operations and to implement your plan of operations and quantify the amounts needed for each. Additionally, please revise to disclose your lack of revenues and net losses for the financial periods contained in the registration statement. Last of all, disclose your related party loan with SCC to include amount outstanding and that the loan is due on demand.

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Response:

The following language was inserted in Prospectus Summary, Page 1:

Going Concern

The Company has not attained profitable operations and is dependent upon obtaining financing to pursue any extensive acquisitions and activities. During the year ended December 31, 2022, the Company incurred a net loss of $0 and used cash of $0 for operating activities. As of December 31, 2022, the Company had working capital deficit of $0 and an accumulated deficit of $176,558. These factors raise substantial doubt regarding the Company’s ability to continue as a going concern.  The audited financial statements included in this Form 10-K does not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

Burn Rate

To implement our plan of operations we require a minimum of $25,000 to maintain websites, email campaigns, marketing materials, and general administration expenses. Our monthly burn rate is approximately $2,000.  The month on which we will run out of funds will be in April 2024 unless we raise additional capital.

Related Party Transactions

During the nine months ended September 30, 2023, SCC advanced the Company $28,434 to pay for general operating expenses. The advance is non-interest bearing and due on demand.

7.        We note that you do not appear to have generated any revenue to date. If true, please revise to clarify that you have generated no revenue to date and have no consulting clients.

Response:

The following language was inserted in Prospectus Summary, Page 1 under the header of Business of Issuer:

We have not generated any revenue as of this filing and have no consulting clients.

8.       Please revise to add a section to discuss the disparate voting rights attached to your common stock versus your Convertible Series A Preferred Stock. Additionally, please identify the controlling shareholder, their percentage of voting power (common and preferred) and discuss their ability to control the outcome of all matters requiring shareholder approval. Last of all, please add a risk factor discussing these disparate voting rights and the associated risks to investors, i.e. control over matters requiring shareholder approval and any anti-takeover effects.

Response:

The following language was inserted in Prospectus Summary, Page 1:

Our directors and executive officers are among our largest stockholders, they can exert significant control over our business and affairs and have actual or potential interests that may depart from those of investors.

Our sole executive officer and director owns a significant percentage of shares of our outstanding capital stock. As of the date of this prospectus, our executive officers and directors and their respective affiliates beneficially own 100% of the outstanding voting stock for our Preferred A shares and .09% of the outstanding voting stock for our Common shares. Ownership is set forth in section entitled Security Ownership Of Certain Beneficial Owners And Management starting on page 49.

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Common Stock

All outstanding shares of Common Stock are of the same class and have equal rights and attributes. The holders of Common Stock are entitled to one vote per share on all matter submitted to a vote of stockholders of the Company. All stockholders are entitled to share equally dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available. In the event of liquidation, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of all liabilities. The stockholders do not have cumulative or preemptive rights.

Preferred Stock

Each share of Convertible Series A Preferred Stock shall be convertible, at the option of the holder, into 1,000 fully paid and non-assessable shares of the Company’s Common Stock. In addition, holders of the Convertible Series A Preferred Stock shall be entitled to vote on any and all matters considered and voted upon by the Company’s Common Stock. The holder is entitled to 1,000 Common Share votes for every 1 share of Convertible Series A Preferred Stock. Detailed risk factors discussing the disparate voting rights of the Preferred Shares and Common Shares and the associated risks to investors are set forth in section entitled “Risk Factors” on page 11 and Description Of Capital Stock on page 23.

The Offering, page 4

9.       You disclose the number of shares of common stock outstanding prior to the offering as 3,277,416 shares. However, you disclose elsewhere in the filing (e.g. pages 20, 23, and 25) that there were 10,521,335 shares outstanding as of January 8, 2024. Please revise to disclose the actual number of shares of common stock outstanding prior to the offering.

Response:

The number of shares prior to the offering is 10,521,335. The number remains the same after the offering because we did not sell any additional shares, we are registering the shares already outstanding held by the listed shareholders.

Risk Factors, page 5

10.       We note your disclosure elsewhere in the prospectus that the company underwent various changes in corporate name and the nature of the company's business, including that multiple material agreements were ultimately voided due to lack of funds. Please provide a risk factor(s) to address the risk associated with the history of the company generally, and specifically that the company previously operated in a different industry and therefore has limited operating history in its current industry, as well as any future risks based off previous material agreements that were voided. Please also address and discuss your previous reporting deficiencies.

Response:

The following language was inserted in Risk Factors, page 5:

The Company has a limited operating history

Although IVHI has was incorporated in 1998, We have a limited operating history. The Company has undergone several changes in our corporate name, nature of business, and voided multiple material agreements due to the lack of funds.

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The Company was in the industry of pharmaceuticals preparations, then in the industry of mineral mining, then gaming industry. The Company was unable to continue its business model in any of the mentioned industries due to lack of securing capital to fulfill its obligations.

Invech Holdings, Inc. has, as of this filing, incurred losses throughout its operating history. The Company was unable to raise sufficient capital to make payments required under the several merger agreements and voided those agreements. IVHI was ultimately abandoned by management in 2007 due to the lack of capital to continue its operations.

Current management has implemented a new business model and plans to grow the company, however IVHI has limited operating history in its current industry, regulatory compliance for small public companies.

Investing in our Company involves a high degree of risk. Our ability to grow, retain and engage new clients, while increasing our revenue depends on our ability to successfully market our services.  We have generated no revenue to date and our ability to continue operations is not presently known. Risks we consider immaterial could ultimately harm our business. If we don’t raise sufficient capital to maintain operations, market our services, and grow our clientele, we will be unable to continue our business model. Our stock could decline and investors may lose all or part of your investment.

Market for Common Equity and Related Stockholder Matters, page 14

11.       Please revise this section to provide more recent information for each quarterly period within the two most recent fiscal years and any subsequent interim period for which financial statements are included. Refer to Item 201(a)(1)(iii) of Regulation S-K.

Response:

The following language was inserted in Market for Common Equity and Related Stockholder Matters, Page 14:

	HIGH	LOW
Fiscal Year 2023
First Quarter (Jan.1, 2023 – March 31, 2023)	$.135	$.135
Second Quarter (April 1, 2023– June 30, 2023)	.135	.135
Third Quarter (July 1, 2023 – Sept. 30, 2023)	.135	.135
Fourth Quarter (Oct. 1, 2023 – Dec. 31, 2023)	.135	.135

Selling Securityholders, page 15

12.       Please revise to include the class of securities held by each selling securityholder.

Response:

The following language was inserted in Selling Securityholders, page 15:

The term “Common Stock” was inserted in Securities Being Offered column.

Description of Business, page 38

13.       We note that you disclose various changes in the corporate name and nature of business. Please revise to provide more detail around the reason for and nature of such changes, the effects such changes had on the company and its shareholders, the reason the company was abandoned in 2007 and any consequential effects, and the effects the voided agreements had on the business.

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Response:

Please note, this is a custodian company. There are no books and records for the periods you are inquiring about. I can only speculate on the general effects, as I stated in Item 10 above.

Our Present Business, page 39

14.       Please revise this section to discuss your proposed business of public company compliance. In this regard, we note that the majority of this section is focused on identifying and acquiring a new business opportunity or company and does not actually discuss the company's present business, products, services, etc. Please revise to provide investors a clear understanding of your present business and current plan of operations.

Response:

The following language was inserted in Our Present Business, page 39:

We provide the following services to small cap public companies.

FINRA Corporate Actions:

•	Name change
•	Form 15c2-11
•	Reverse stock splits
•	Symbol change
•	Mergers
•	Domicile change

SEC Reporting

•	Edgar filings including 10Q, 10K, 8K
•	Form 10 and S-1
•	SEC comment letters

OTC Markets

•	Disclosure Statements
•	Legal opinions
•	Caveat Emptor removal
•	Drafting financials
•	Uplisting to OTCQB and Nasdaq

Incorporating Companies

•	Formation of new companies
•	Redomicile
•	File annual reports
•	File amendments

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Internal Compliance

•	Drafting board minutes
•	Drafting by-laws
•	Drafting Articles of Incorporation
•	Drafting M & A and divestiture documents

Executive Compensation, page 47

15.       We note your disclosure of executive compensation for fiscal years 2021 and 2022, and January 2023 until present. Please revise to provide executive compensation as of the last completed fiscal year. Refer to Item 402 of Regulation S-K.

Response:

Executive has been updated to include fiscal year 2023 for Rhonda Keaveney.

Certain Relationships and Related Transactions, page 48

16.       Please revise to summarize in greater detail the consulting service agreement with ICC. In this regard, please discuss the fees and compensation to be paid to ICC. Additionally, please add a risk factor to discuss the potential dilution that could be experienced by the company due to this related-party arrangement.

Response:

The following language was inserted in Certain Relationships and Related Transactions, page 48:

The terms of the Consulting Services Agreement dated September 10, 2023 are as follows:

ICC will Market public company compliance services to prospective clients. In addition, ICC, will draft compliance documents on behalf of IHVI for public companies and compensate IVHI for those services.

In exchange for public company compliance services, ICC will receive 1,000,000 shares of IVHI restricted public shares for 6 months of service. These shares will be paid on March 10, 2023. The service contract will be reviewed in 12 months.

The following language was inserted in Risk Factors, page 5:

Related party transactions and stock dilution

Regulation S-K, Item 404(d)(1) requires that small reporting companies, as defined by § 229.10(f)(1), disclose the acquisition of an entity as it related to a related-party transaction.

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Ms. Keaveney is sole shareholder and sole officer and director of Invech Consulting Corporation (“ICC”). IVHI executed a consulting service agreement with ICC. In exchange for public company compliance services, ICC will receive 1,000,000 shares of IVHI restricted public shares for 6 months of service.

Stock dilution occurs when a company issues additional shares, resulting in a decrease in the ownership percentage of existing shareholders. The reduction in ownership can significantly impact the value of shareholders' investments and the financial statements of the company. Stock dilution can impact the value of investors stock and alter the ownership structure of the company. ICC will own .09% of the Company’s stock diluting current shareholders by a small percentage. As of this filing, the shares have not been issued.

Consolidated Balance Sheets as of December 31, 2022 and 2021, page F-3

17.       Please revise to eliminate the word "unaudited" throughout pages F-3 through F-8 as they represent audited financial statements and related notes.

Response:

We eliminated “unaudited” and replace it with “audited”.

Consolidated Balance Sheets as of March 31, 2023 and December 31, 2022, page F-9

18.       You have $40,000 of funds held in escrow. Please tell us why you have not classified this amount as restricted cash on your balance sheet and separately reflected as restricted cash on your statement of cash flows. If the funds held in escrow are considered restricted cash, revise to disclose as such and provide relevant required disclosures. Refer to ASC 210-10- 45-4(a), ASC 230-10-45-4, and ASC 230-10-50-8.

Response:

The cash was never restricted. It was for the sale of the preferred and it was in another account, we called it escrow, since it was an outside account.

General

19.       We note your disclosure on the prospectus cover page that the number of shares being registered for resale are 2,462,293 shares of common stock. However, also on the prospectus cover page and elsewhere throughout the prospectus and exhibits (shares issued and outstanding, fee table, and legal opinion, for example) reflect 3,277,416 shares being offered. Please reconcile this number throughout the prospectus to properly reflect the amount of shares of common stock being offered for resale.

Response:

We have updated the cover page to reflect 3,277,416 shares.

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20.       We note that the registration statement contains erroneous references to the filing being a Form 10, Form 10-K or a Form 10-Q. Please delete such references and revise the prospectus throughout accordingly.

Response:

References have been deleted and the prospectus has been revised.

If you have any questions or comments concerning this response, please call Rhonda Keaveney, our CEO, at (602) 793 -8058 or email Ms. Keaveney at rhonda@scctransferllc.com.

Sincerely,

Invech Holdings, Inc.

By:	/s/ Rhonda Keaveney
Rhonda Keaveney
Chief Executive Officer

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